U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

     NOTIFICATION OF LATE FILING             COMMISSION FILE NUMBER 1-3919
                                             -----------------------------


          (CHECK ONE):                      49342210900
                                        ----------------------

                                            CUSIP NUMBER

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1996
                   -----------------


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing check above, identify the
Item(s) to which the notification relates:   N/A

Part I - Registration Information

  Full Name of Registrant:  Keystone Consolidated Industries, Inc.

Former Name if applicable:  N/A

Address of Principal Executive Office (Street and Number): 5430 LBJ Freeway,
                                                 Suite 1740

City, State and Zip Code: Dallas, Texas 75240


Part II -- Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996 could not be filed within the prescribed time period because the Company and its legal and financial advisors have not been able to complete their review of the draft of such Annual Report, which differs in some significant respects from the Company's prior Annual Reports on Form 10-K due, in part, to its acquisition of DeSoto, Inc. in September 1996, and given the exigencies of their respective businesses, such persons could not complete their review in time to permit the filing of the Registrant's Annual Report on Form 10-K within the prescribed period without unreasonable effort or expense.

PART IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Bert E. Downing, Jr., Corporate Controller   (972)450-4293
     ------------------------------------------   -------------


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

     [X] Yes    [ ] No

(3) Is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                             Years ended
                                                            December 31,
                                                       ----------------------

                                                          1995        1996
                                                          ----        ----

                                                           (In thousands)
Net Sales                                             $345,657     $331,175
                                                      ========     ========

Gross profit                                          $ 32,748     $ 34,026
                                                      ========     ========

Net income                                            $  4,887     $  2,584
                                                      ========     ========

Net income available for common shares                $  4,887      $  2,514
                                                      ========      ========

Net income available for common shares per common
  and common equivalent share                         $    .86     $    .38
                                                      ========     ========

Weighted average common and common equivalent shares     5,654        6,560
                                                      ========     ========


     Although net sales decreased 4.2% during 1996, as compared to 1995, gross profit in 1996 increased as lower overall product per ton selling prices were more than offset by a more favorable product sales mix and lower scrap and purchased billet costs as well as lower pension expense. However, the $1.3 million increase in gross profit during 1996 as compared to 1995 was more than offset by a $5.6 million increase in general and administrative expenses as a result of higher expenses resulting from new information related to the Company's environmental remediation project at its Peoria, Illinois facility, increased insurance costs and costs charged to expense in 1996 that were incurred in 1995 and 1996 in connection with a possible joint venture related to recovery of zinc and other metals from electric arc furnace dust. Discussions with the potential joint venture partner were discontinued and the incurred costs were charged to expense in 1996.
Keystone Consolidated Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997              By:
                                      -----------------------
                                      Robert W. Singer
                                      President and